File No. 82-34719


SECURITAS

Press Release from Securitas AB

June 27, 2006

Final information regarding Securitas AB 500 MEuro 6,125% Notes due 2008

SUPPL

Final information to holders of the Notes with regard to the proposed creation of three new security companies to be listed on the Stockholm Stock Exchange in September 2006, is now available on Securitas website www.securitasgroup.com/threenewcompanies.

For further information, please contact:

Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523
Olof Bengtsson, Senior Vice President Corporate Finance +44 (0) 20 8432 6526

The press release is also available on: www.securitasgroup.com




06015249

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70